# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Checkpoint Therapeutics, Inc., CIK 0001651407
CUSIP: 162828206
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 95 Sawyer Road, Suite 110, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001144204-17-029846
Filed by CIK 0001429260
Persons authorized to receive notices and communications: Fortress Biotech, Inc., 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida (FL), 33154, 718-652-4500

## Reporting persons
- Fortress Biotech, Inc. (CIK 0001429260): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,903,749; shared voting power 0; sole dispositive power 6,803,749; shared dispositive power 100,000; aggregate amount beneficially owned 6,903,749 (13.5% of the class)
  Comment: Sole Voting Power includes 100,000 shares of Issuer's common stock underlying Warrants and 700,000 shares of the Issuer's Class A common stock (both of which are described further below). As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class A common stock is convertible at any time, at the option of the holder, into one share of the Issuer's common stock. Pursuant to the terms of the Class A common stock, the Reporting Person is entitled to cast, for each share of Class A common stock held by the Reporting Person, the number of votes that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the sum of the shares of outstanding common stock and the denominator of which is the number of shares of outstanding Class A common stock. Accordingly, as long as the Reporting Person owns any shares of Class A common stock (and as long as no other person or entity owns any shares of Class A common stock), it will be able to control or significantly influence all matters requiring approval by the Issuer's stockholders, including the election of directors and the approval of mergers or other business combination transactions. An aggregate 100,000 shares of Issuer common stock underlie Common Stock Warrants dated July 15, 2015, as amended by the Amended and Restated Common Stock Warrant dated December 12, 2016, issued by the Reporting Person to Lindsay A. Rosenwald, M.D., the Reporting Person's Chairman, President and Chief Executive Officer, and Michael S. Weiss, the Reporting Person's Executive Vice Chairman, Strategic Development, pursuant to the Fortress Biotech, Inc. Long-Term Incentive Plan (the 'Warrants'). The Warrants, which have an exercise price of $1.29 per share, are exercisable until July 15, 2035. The Reporting Person must reserve from its holdings of the Issuer's common stock the shares underlying the Warrants until the Warrants are exercised. The foregoing description of the Warrants is not complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Common Stock Warrant which is incorporated herein by reference as Exhibit 7.03. Mr. Weiss currently serves as the Chairman of the Issuer's Board of Directors and also served as its Interim CEO and President from August 2015 until October 2015 and Executive Chairman from March 2015 until December 2016. Dr. Rosenwald currently serves as a member of the Issuer's Board of Directors and, from November 2014 to August 2015, was the Issuer's Interim Chief Executive Officer and President.
  
  Sole Dispositive Power includes 700,000 shares of the Issuer's Class A common stock and excludes the 100,000 shares of Issuer's common stock underlying the Warrants.
  
  Shared Dispositive Power consists solely of the 100,000 shares of Issuer's common stock underlying the Warrants.
  
  All percentage calculations set forth herein are based upon 48,132,500 shares of the Issuer's common stock and 700,000 shares of Class A common stock as reported by the issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, 81,407 shares of Issuer's common stock issued as an Offering Equity Grant, and 2,386,808 shares of Issuer's common stock issued as the 2024 Annual Equity Grant (defined below).
  
  This Amendment No. 9 to Schedule 13D (this 'Amendment No. 9') amends and supplements the Schedule 13D filed on May 26, 2017 (as amended and supplemented through the date of this Amendment No. 9, collectively, the 'Schedule 13D') relating to the Common Stock of Checkpoint Therapeutics, Inc. (the 'Issuer'), by Fortress Biotech, Inc. (the 'Reporting Person'). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Checkpoint Therapeutics, Inc.
Address of issuer's principal executive offices: 95 Sawyer Road, Suite 110, Waltham, Massachusetts (MA), 02453

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of the Reporting Person pursuant to Rule 13d-1 of Regulation D-G under the Act.
Residence or business address: The address of the Reporting Person's principal business and principal office is 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida 33154.
Present principal occupation or employment: The principal business of the Reporting Person is acquiring, developing and commercializing novel pharmaceutical and biotechnology products both within the Reporting Person and through certain of its subsidiary companies.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is filing this Schedule 13D as a result of the issuance by the Issuer of: (i) 81,407 shares of the Issuer's common stock as an Offering Equity Grant under the Founders Agreement (defined below); and (ii) 2,386,808 shares of the Issuer's common stock as an Annual Equity Grant (defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is party to that certain Amended and Restated Founders Agreement with the Issuer (as amended, the 'Founders Agreement'), in connection with the Issuer's formation. Pursuant to the Founders Agreement, the Issuer: (i) pays to the Reporting Person an equity fee in the form of Issuer common stock equal to two and one-half percent (2.5 percent) of the gross amount of any Issuer equity or debt financing (the 'Offering Equity Grant'); and (ii) also issues annually to the Reporting Person shares of common stock equal to two and one-half percent (2.5 percent) of the fully-diluted outstanding equity of the Issuer, as measured as of the date of such issuance (the 'Annual Equity Grant').
The foregoing description of the Founders Agreement is qualified in its entirety by reference to the full text of the Founders Agreement which is incorporated herein by reference as Exhibits 7.04 and 7.05.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 6,903,749 shares of the Issuer's common stock, including beneficial ownership of 700,000 shares of the Issuer's Class A common stock, representing 13.5 percent of all outstanding shares of the Issuer's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power of 6,903,749 shares of the Issuer's common stock and 700,000 shares of the Issuer's Class A common stock.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Except with respect to the Warrants described in the Comments, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of common stock and Class A common stock owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Reference is made to the Founders Agreement in Item 3 and the Warrants in the Comments above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 Amended and Restated Certificate of Incorporation of Checkpoint Therapeutics, Inc., dated March 3, 2015, incorporated by reference to Exhibit 3.1 to the Form 10-12G filed by the Issuer with the SEC on July 11, 2016 (File No. 000-55506).*

Exhibit 7.02 Amendment to the Amended and Restated Certificate of Incorporation of Checkpoint Therapeutics, Inc., dated June 14, 2018, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Issuer with the SEC on August 7, 2018 (File No. 001-38128).*

Exhibit 7.03 Form of Amended and Restated Common Stock Warrant issued by Reporting Person to Dr. Rosenwald and Mr. Weiss for Issuer common stock, incorporated by reference to Exhibit 7.01 to the Schedule 13D filed by the Reporting Person with the SEC on May 26, 2017 (File No. 005-89990).*

Exhibit 7.04 Amended and Restated Founders Agreement between Fortress Biotech, Inc. and Checkpoint Therapeutics, Inc. dated July 11, 2016 and effective as of March 17, 2015, incorporated by reference to Exhibit 10.2 to the Form 10-12G filed by the Issuer with the SEC on July 11, 2016 (File No. 000-55506).*

Exhibit 7.05 First Amendment to the Amended and Restated Founders Agreement between Fortress Biotech, Inc. and Checkpoint Therapeutics, Inc. dated October 5, 2017, incorporated by reference to Exhibit 10.2.1 to the Form 10-K filed by the Issuer with the SEC on March 18, 2019 (File No. 001-38128).*

* Previously filed.

## Signatures
- Fortress Biotech, Inc.: /s/ Lindsay A. Rosenwald, Lindsay A. Rosenwald, M.D. / Chairman, President and Chief Executive Officer (01/03/2025)